Mail Stop 3561
                                                           August 10, 2018

Alec E. Gores
Chairman of the Board of Directors
Gores Holdings II, Inc.
9800 Wilshire Blvd.
Beverly Hills, CA 90212

       Re:    Gores Holdings II, Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed July 12, 2018
              File No. 1-37979

Dear Mr. Gores:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

General

1. In an appropriate place toward the front of your proxy statement, please explain how
       Greenlight is affiliated with Verra Mobility, as you do not make it clear how Verra
       Mobility will be acquired by you. For example, in your first Q&A on page 11, you state that Verra Mobility will be the surviving corporation in the First Merger, however, you don't explain how it will become the surviving corporation.

Summary Term Sheet, page 1

2. In the final bullet point on page 6, you identify as an interest "the fact that Alec
       Gores, our Chairman, is the brother of Tom Gores, the Chief Executive Officer and
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Gores Holdings II, Inc.
August 10, 2018
Page 2

        Chairman of Platinum Equity, and that Tom Gores and certain other executives of
        Platinum Equity would participate in the Private Placement indirectly through an investment in our Sponsor." Please clarify here and elsewhere where you discuss this interest that Platinum Equity currently holds a controlling stake in Verra Mobility through the Platinum Stockholder, which will receive all of the cash consideration and a portion of the stock consideration to be paid in connection with the business combination. Please also disclose here that the Platinum Stockholder will retain approximately 42% of voting power in the post-combination company assuming no share redemptions and 51% of voting power assuming maximum share redemptions.
        Finally, please describe here the Platinum Stockholder's director designation rights, and make corresponding revisions throughout your proxy statement.

Questions and Answers about the Proposals for Stockholders, page 11

3. Please add a question and answer about the absence of a maximum redemption threshold which includes the related disclosure on page 102.

Is there a limit on the total number of shares that may be redeemed?, page 24

4. Please disclose here the number of shares that would be redeemed under the maximum redemption scenario you describe elsewhere in the prospectus (such as on pages 37 and 121).

What happens if the Business Combination is not consummated?, page 26

5. Please revise to clarify here, if true, that you may amend your certificate of incorporation to extend your business combination deadline without limitation. We note your related disclosure in the final risk factor on page 81. If there are reasons why you cannot or will not seek shareholder approval to extend such deadline, please state why. Please add similar clarification elsewhere in your filing where you mention the January 19, 2019 deadline.

Summary of the Proxy Statement

Verra Mobility's Business, page 30

6. Please revise to provide support for your claims throughout your proxy statement regarding Verra Mobility's market leadership. As examples, we note your disclosure in this section that Verra Mobility is a "leading provider" and has "industry leading capabilities, information and technology expertise," as well as your disclosure on page 184 regarding Verra Mobility's "market-leading positions." We also note a
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Gores Holdings II, Inc.
August 10, 2018
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        number of similar claims in the "Information About Verra Mobility" section, including those made on pages 243 and 246.

Consideration to the Greenlight Stockholders in the Business Combination, page
31

7. Please expand the disclosure in this section to provide ranges of potential cash, stock, and aggregate consideration you may be required to issue in the Business
        Combination, taking into account the various adjustments you describe here.
        Consider providing this information in tabular format when you depict the alternative scenarios.

Organizational Structure, page 34

8. Please revise to depict who controls PE Greenlight Holdings, LLC, with a view to understanding who will ultimately control you.

Risk Factors

Risks Related to Verra Mobility's Business

A failure in or breach of Verra Mobility's networks or systems . . ., page 65

9. You state here, "In the normal course of Verra Mobility's business, Verra Mobility has been the target of malicious cyber-attack attempts." Please revise to discuss here any material cybersecurity breaches you have experienced, and quantify the related costs you have incurred and reasonably expect to incur here or elsewhere as appropriate. Alternatively, please confirm to us that you have not experienced any material cybersecurity breaches.

Risks Related to Verra Mobility's Debt

Verra Mobility's substantial level of indebtedness . . ., page 99

10. Please revise to quantify here the aggregate amount of anticipated post-closing indebtedness as of the effective date of the Business Combination. Alec E. Gores
Gores Holdings II, Inc.
August 10, 2018
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Unaudited Pro Forma Condensed Combined Financial Information

Verra Mobility Historical Information in the Unaudited Pro Forma Condensed Combined
Statements of Operations, page 115

11. We note your pro forma adjustments to reflect incremental amortization expense related to the revised intangible asset valuations associated with the HTA and
        Platinum mergers. Please explain to us why there do not appear to be similar adjustments related to depreciation of the revised valuations of your property and equipment.

Sources and Uses for the Business Combination, page 140

12. We note that the "maximum redemption scenario" presented throughout your filing assumes a 33.3% redemption, or 13.3 million shares, of the outstanding shares of
        Class A Stock. Since actual redemptions could exceed these "maximum" amounts, please tell us and prominently disclose how this percentage was determined. In doing so, clarify if 33.3% is the maximum redemption percentage under which the merger may be consummated and explain if and how the redemption limitation thresholds discussed on page 24 impacted this percentage.

Proposal No. 1   Approval of the Business Combination

Background of the Business Combination, page 169

13. Please supplementally provide us with copies of any presentations relating to the
        Business Combination that Moelis presented to your board.

14. Please expand the disclosure in this section to include a more detailed description of the negotiations surrounding the material terms of the merger agreement and the other agreements related to the Business Combination. For example, please specify which of the parties recommended the initial consideration, explain how that amount was determined, and describe how the consideration changed over the course of the negotiations until the parties arrived at the final consideration amount. We note in that regard your brief reference on page 173 to the parties' respective counsels
        "exchang[ing] several drafts of the definitive agreements for the potential business combination" between May 28, 2018 and June 20, 2018. Please provide similar disclosure with respect to the form and mix of consideration and the adjustments thereto, the earn-out right, and the material terms of the PIPE agreements, the investor rights agreement, and the tax receivable agreement. See Item 14(b)(7) of Schedule
        14A.
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Gores Holdings II, Inc.
August 10, 2018
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15. Please revise to briefly describe the criteria you initially considered which led you to pursue Greenlight as a potential target.

16. We note your disclosure on page 170 that, during a February 1, 2018 meeting, your
        CEO conveyed to a Platinum Equity representative your "views as to how a potential transaction involving the Company and Greenlight would be structured, including that the Company contemplated raising additional equity capital from private investors in connection with a potential business combination." Please expand your disclosure to explain whether you considered any alternative financing arrangements, and, if so, why you ultimately determined to pursue the PIPE
Investment.

17. Please revise to clarify the role played by Deutsche Bank in the discussions leading to the Business Combination, and to disclose that Deutsche Bank will forfeit $14.0 million in deferred underwriting commissions from your initial public offering should you fail to consummate a business combination by the deadline. We note in that regard your description on page 171 of a telephonic meeting during which Deutsche
        Bank provided its "analysis as to the financial market's views with respect to comparable companies to Verra Mobility and similar transactions to the potential business combination" to your CEO and a Platinum Equity representative. Please also disclose the scope of KPMG's "accounting diligence review" which you reference throughout this section. If a report, opinion or appraisal was prepared by either party, please provide the disclosure that Item 14(b)(6) of
Schedule 14A
        requires and supplementally provide us with any related presentations such party made to your board.

18. We note your description on page 174 regarding the independence disclosure letter in which Moelis "disclosed to the Board particular relationships or investments of
        Moelis that could impact Moelis' independence and the Board's decision to engage
        Moelis to deliver a fairness opinion to the Board." Please revise to describe these relationships or investments, and to explain why the board "determin[ed] that none of such matters would have an impact on Moelis' independence."

19.     Elaborate upon how the Board concluded that the proposed Business
Combination
        "represented the best potential business combination for the Company based upon the process utilized to evaluate and assess other potential acquisition targets," to elaborate upon the process utilized and the results of this process.

Opinion of the Company's Financial Advisor, page 175

20. Revise to disclose the "Historical Synergies" and "Historical Tax Benefits," which you discuss here.
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Gores Holdings II, Inc.
August 10, 2018
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Independent Director Oversight, page 183

21. You state here and elsewhere in your proxy statement that your independent directors
        "took an active role in evaluating and negotiating the proposed terms of the Business
        Combination..." and were aware of the potential conflicts of interest of the other
        Board members. State, if true, that you did not form a special committee of directors comprised solely of your independent directors to exclusively evaluate and negotiate the terms of the Business Combination and explain why not, given the conflicts of interest you describe.

The Company's Board of Directors' Reasons for the Approval of the Business Combination, page 183

22. Elaborate upon the "Market Leadership" you describe in the first bullet to specify how you measured, quantitatively or qualitatively, Verra Mobility's "leading" and
        "market-leading" industry status in deciding to approve the transaction.

Certain Company Projected Financial Information, page 186

23. Please revise to identify the material assumptions underlying the projections disclosed in this section. We note your reference to certain assumptions in the penultimate paragraph of page 186.

Proposal No. 2--Approval of the Issuance of More Than 20% of the Company's Issued and
Outstanding Common Stock in Connection with the Business Combination and the Private
Placement, page 201

24. We note your disclosure here that you will effect your issuance of stock in the Private
        Placement in reliance on the Section 4(a)(2) exemption from registration. Please revise to specify the exemption from registration you will rely upon to issue Class A shares to the Greenlight Stockholders, and briefly explain why the exemption is available for this issuance.

Proposal No. 3--Approval of the Second Amended and Restated Certificate of Incorporation, page 203

25. Please provide your analysis as to why you are not required to unbundle this proposal into separate proposals so as to allow shareholders to vote separately on the authorized share increase, the determination of board size, the supermajority voting requirements, the DGCL Section 203 opt-out, and the corporate opportunity exemption provisions. Refer to Rule 14a-4(a)(3) of Regulation 14A as well as
        Question 201.01 of the Division's Exchange Act Rule 14a-4(a)(3) Compliance and
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August 10, 2018
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        Disclosure Interpretations. In that regard, we note Proposal No. 4 provides shareholders with only a "non-binding advisory" vote on the supermajority voting and DGCL Section 203 opt-out provisions "in accordance with SEC guidance," and that you intend for these provisions to take effect "regardless of the outcome of the non-binding advisory vote." Your analysis should identify the "SEC guidance"
        referenced and explain how it applies to your particular circumstances. Please also include a form of proxy card with your next revised proxy statement.

Information about Verra Mobility

The Industries in Which Verra Mobility Operates

Tolling, page 245

26. Please revise to provide support for your reference here to "the overall growth in tolling," as the currently disclosed statistics do not appear to address any change in tolling over time. Please also update the statistics from IBTTA here and on page 248.
        In that regard, we note the statistic from IBTTA regarding infrastructure funding by tolling authorities covers 2009 to 2011, and the date of IBTTA's estimate of $65 to
        $70 billion in annual U.S. tolling industry revenues by 2030 is not specified.

Verra Mobility's Strengths

Recurring Revenue Business Model with Diversified Blue-Chip Customer Base, page 246

27. You state on page 246 that Verra Mobility "has experienced a high level of customer retention" in the Government Solutions segment. Please revise your disclosure where appropriate to specify the metric or metrics Verra Mobility uses to gauge customer retention and to disclose such metrics for the periods presented.

Competition, page 251

28. You state here that "Verra Mobility does face competition in certain solutions it offers from certain services offered by other vendors." Please revise to specify the solutions and services to which this disclosure refers.
 Alec E. Gores
Gores Holdings II, Inc.
August 10, 2018
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Verra Mobility Management's Discussion & Analysis

Results of Operations

Three Months Ended March 31, 2018 Compared to Three Months Ended March 31,
2017,
page 259

29. We note your statement on page 262 that, "A contract negotiation with a large customer negatively impacted price during the period, but also allowed for operational efficiencies that were expected to impact adoption rates going forward."
        Please revise to specify, if material, the nature of these "operational efficiencies" and the manner in which they are "expected to impact adoption rates going forward."

Liquidity and Capital Resources, page 273

30. Please revise your liquidity disclosures to address the Tax Receivable Agreement. In doing so, ensure you disclose your estimates of annual payments and how you intend to fund the required payments under the agreement.

Beneficial Ownership of Securities, page 309

31. Please identify the natural persons with voting and/or dispositive power over the securities held by the non-natural persons listed in the ownership table.

Certain Relationships and Related Transactions

Verra Mobility Related Party Transactions

Transactions between Platinum Equity and Verra Mobility, page 314

32. You disclose here that Verra Mobility paid Platinum Equity an aggregate of $13.8 million in fees in the period from June 1, 2017 to December 31, 2017 and an aggregate of $11.25 million in fees in the three months ended March 31, 2018. You also state that "Platinum Equity receives certain management fees in return for such services rendered, in an aggregate amount not to exceed $5,000,000 per year." Please revise to briefly describe the fees in excess of $5,000,000 which Verra Mobility paid
        Platinum Equity in the periods discussed.
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Gores Holdings II, Inc.
August 10, 2018
Page 9

Gores Holdings II, Inc. Financial Statements

Notes to the Unaudited, Interim Financial Statements

Private Placement Warrants, page F-13

33. We note that the Private Placement Warrants "may be net cash settled." Please tell us how you determined the warrants should be classified within equity and not within liabilities. See ASC 815-40-25-1 and -2.

Verra Mobility Corporation and Subsidiaries Financial Statements

Notes to Unaudited Condensed Consolidated Financial Statements

2. Business Combinations

Verra Mobility Merger, page F-41

34. We note Verra Mobility acquired all of the issued and outstanding membership interest of the Highway Toll Administration, LLC and Canada Highway
Toll
        Administration for an aggregate purchase price of $604.1 million, including 5.26 shares Greenlight Holdings II Corporation common stock with a fair value of $57.3 million. We also note 5.54 shares of Greenlight II common stock were issued as purchase consideration in April 2018 for the acquisition of Euro Parking Collection with a fair value of $62.6 million. Please tell us and disclose how you determined the fair value of the Greenlight Holdings II Corporation common stock for each of these transactions.

Notes to Consolidated Financial Statements

12. Stockholders' Equity

Successor, page F-81

35. We note that, pursuant to the plan of merger, the Parent received 100 common shares of Verra Mobility and is the sole shareholder at December 31, 2017. We also note that you present the issuance of common shares as an equity contribution of
        $129,026,398in your statement of stockholders' equity and as proceeds from issuance of common stock in your statement of cash flows. Please revise your disclosures to explain what this balance represents and how the per share amount was determined.
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Gores Holdings II, Inc.
August 10, 2018
Page 10

18. Subsequent Events, page F-87

36. Citing applicable accounting guidance, please tell us how you plan to account for the tax receivable agreement.

Annex A--Merger Agreement, page A-1

37. We refer you to Section 11.9(b) of the Merger Agreement. Please tell us whether the waiver of the right to a jury trial applies to claims made under the federal securities laws.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or
Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J.
Hamidi, Special Counsel, at (202) 551-3421 or me at (202) 551-3720 with any other questions.


                                                             Sincerely,

                                                             /s/ Jennifer
Thompson for

                                                             Mara L. Ransom
                                                             Assistant Director
                                                             Office of Consumer
Products